HOGAN & HARTSON
L.L.P.

RECEIVED

2004 DEC -1 A 11:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046426

8300 GREENSBORO DRIVE, SUITE 1100
McLEAN, VIRGINIA 22102
TEL (703) 610-6100
FAX (703) 610-6200
WWW.HHLAW.COM

November 30, 2004

PROCESSED
DEC 03 2004
THOMSON FINANCIAL

BY HAND

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following documents in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

- Relevant Fact dated November 24, 2004
- Press Release dated November 25, 2004

The enclosed documents are furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

12/2

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Richard J. Parrino

Richard J. Parrino

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira

BELGO
Grupo Arcelor

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
LISTED COMPANY
CNPJ Nº 24.315.012/0001-73

RELEVANT FACT

Pursuant to the corporate restructuring process implemented during 2003 and 2004, **Companhia Siderúrgica Belgo-Mineira** announces that it is analyzing the allocation of all industrial activities in its almost wholly-owned subsidiary BMP Siderurgia S.A., in order to simplify the current structure and make better use of the tax losses posted by this subsidiary company. This transfer process is subject to the conclusion of the studies and analyses that are scheduled for completion in approximately thirty to sixty days.

Belo Horizonte, November 24, 2004

Marcos Piana de Faria

Finance and Investor Relations Director

BELGO
Grupo Arcelor

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
LISTED COMPANY
CNPJ Nº 24.315.012/0001-73

PRESS RELEASE

Companhia Siderúrgica Belgo-Mineira announces the celebration today of the Lease Agreement for the Andrade Mine, signed with a Companhia Vale do Rio Doce (CVRD) and covering a period of forty years, pursuant to the Memorandum of Understanding signed with this Company and disclosed in our Relevant Fact dated June 29, 2004.

From January 1, 2005 onwards, CVRD will begin ore prospecting activities, together with large-scale exploitation studies and operations at the Andrade Mine.

Belo Horizonte, November 25, 2004

Marcos Piana de Faria

Finance and Investor Relations Director